Rule 424(b)(3)
Registration No. 333-117549

7,721,631 Shares

MTM TECHNOLOGIES, INC.

Common Stock

This prospectus relates to an aggregate of 7,721,631 shares of our common stock. The shares consist of 1,565,817 shares of our common stock that are currently outstanding, 5,255,814 shares of our common stock issuable upon conversion of our Series A-1 Convertible Preferred Stock and Series A–2 Convertible Preferred Stock held of record by certain of our shareholders and 900,000 shares of our common stock issuable upon exercise of warrants held of record by certain of our shareholders. These shareholders are referred to as the “selling securityholders” in this prospectus. The shares may be offered and sold from time to time by selling securityholders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. Information regarding the identities of the selling securityholders, the manner in which they acquired or will acquire their shares and the manner in which the shares are being offered and sold is provided in the “Selling Securityholders” and “Plan of Distribution” sections of this prospectus.

We will not receive any of the proceeds from the sale of the shares. We will, however, receive the exercise price, if any, upon exercise of the warrants. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for sales commissions. We estimate these expenses to be $30,000.

Our common stock currently is traded on The Nasdaq SmallCap Market under the symbol “MTMC.” On December 2, 2004, the closing sale price of our common stock, as reported by Nasdaq, was $5.20 per share. You are urged to obtain current market quotations for our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

Investment in the shares being offered pursuant to this prospectus involve a high degree of risk. You should carefully read and consider the information set forth in the section of this prospectus entitled “Risk Factors,” commencing on page 6, when determining whether to purchase any of these shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2004

You should rely only on the information contained in this prospectus or to that which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus.

INTRODUCTORY COMMENT

Throughout this proxy statement, the terms “we,” “us,” “our” and “our company” refer to MTM Technologies, Inc., formerly known as Micros-to-Mainframes, Inc., and, unless the context indicates otherwise, our subsidiaries on a consolidated basis; “Pequot Fund” refers to Pequot Private Equity Fund III, L.P.; “Pequot Partners” refers to Pequot Offshore Private Equity Partners III, L.P.; and “Pequot” refers to the Pequot Fund and Pequot Partners collectively. In addition, our Series A-1 Convertible Preferred Stock is referred to as the Series A-1 Preferred Stock; our Series A-2 Convertible Preferred Stock is referred to as the Series A-2 Preferred Stock; our Series A-3 Convertible Preferred Stock is referred to as the Series A-3 Preferred Stock; and the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are collectively referred to as the Series A Preferred Stock.

PROSPECTUS SUMMARY

The following is a brief summary of certain information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary is not intended to be a complete description of the matters covered in this prospectus and is qualified in its entirety by reference to the more detailed information contained or incorporated by reference in this prospectus. You are urged to read this prospectus, including all materials incorporated in this prospectus by reference, especially the risks involving our common stock, when considering making an investment in our common stock.

This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors. We refer you to the section of this prospectus entitled “Forward-Looking Statements” for a more complete discussion of the forward-looking statements used in this prospectus.

Our Company

We are a leading computer and communications technology management company providing information technology, or “IT,” networking and data center services, including storage, security, messaging and internet protocol, or “IP,” telephony solutions. We serve as a single source provider of advanced technology solutions to divisions of large corporations, mid-size companies, municipalities and educational institutions. We provide our clients with a suite of outsourced support services, network and mainframe connectivity consulting, remote network monitoring and management, network and system diagnostics, product maintenance and support, training and product procurement solutions. We also provide total solutions to our clients by delivering systems design, installation, consulting, maintenance and integration of network computer products, including the design and implementation of wide area networks, or “WANs,” local area networks, or “LANs,” wireless network solutions and computer hardware and software products. We provide our remote network solutions by utilizing our proprietary solution which we market as “Pivot Technology.”

There is a rapidly growing trend among companies to outsource their computer services requirements. This entails client companies obtaining all or a portion of their data processing and related requirements from solution providers, such as us, that specialize in the computer service, product or application required by these client companies. Our strategy is to offer these companies selective outsourced infrastructure solutions at competitive prices. We are focusing our efforts on developing our higher margin recurring service offerings, while maintaining control over our expenses and improving our balance sheet. These services include our outsourced support services; contract programming; Internet protocol, or “IP,” telephony solutions; network consulting; network management and monitoring; security solutions; collaboration solutions focused primarily on Microsoft Exchange; data storage (including disaster recovery and data back-up) and IT staff leasing.

Since 1991, we have evolved to become a provider of IT professional services and IT managed solutions. We are focusing our current marketing efforts in accelerating growth in such areas. Services accounted for approximately 25% of our total revenues for our fiscal year ended March 31, 2004, 20% of our total revenues for our fiscal quarter ended June 30, 2004 and 28% of our total revenues for our fiscal quarter ended September 30, 2004, with a small portion of these revenues derived from maintenance and repair services.

On May 20, 2004, our shareholders approved an investment of up to $25 million by Pequot under the terms of our January 29, 2004 Purchase Agreement with Pequot. The investment is to be made through Pequot’s purchase from us of shares of our Series A Convertible Preferred Stock and warrants to purchase shares of our common stock. Pequot completed its initial $7 million investment in our company on May 21, 2004 through the purchase of 3,255,814 shares of our Series A-1 Preferred Stock and 500,000 warrants. Pequot completed a second $5.5 million investment in our company on September 16, 2004 through the purchase of 2 million shares of our Series A–2 Preferred Stock and 400,000 warrants. The shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock (i.e., 3,255,814 shares) and Series A-2 Preferred Stock (i.e., 2 million shares) and exercise of the warrants (i.e., 900,000 shares) that Pequot acquired on May 21, and September 16, 2004 constitute a portion of the shares being offered for sale pursuant to this prospectus. We have agreed to register the shares of our common stock issuable upon conversion of the Series A-3 Convertible Preferred Stock, as well as the shares issuable upon exercise of the warrants that will be sold with the Series A-3 Preferred Stock, within specified periods following the issuance, if any, of such Series A-3 Preferred Stock and warrants. We anticipate that each of such periods will not exceed 150 days from the date of issuance of the subject Series A-3 Preferred Stock and warrants.

We intend to use the Pequot investment funds to execute a growth-through-acquisition strategy, as well as for working capital needs. We believe that there is an opportunity to consolidate similar businesses throughout the United States. We will focus our acquisition strategy on businesses providing networking, messaging, storage and security solutions. The acquisition targets will include companies providing IT services and products, as well as certain managed solutions. We intend to seek acquisitions to enhance our current service offerings and extend our geographic presence. We seek to identify businesses which will add technical expertise and service offerings, customers, sales capabilities and/or geographic coverage while generating a positive rate of return on investment. Furthermore, we intend to capitalize on the business practices of acquired companies that we believe will best maintain or strengthen our competitive advantage and ensure ongoing delivery of high quality IT solutions to our customers. The acquisition candidates we may investigate can be large, and their acquisition by us could have a significant and lasting impact on our business. We anticipate issuing press releases and filing appropriate reports with the Securities and Exchange Commission in connection with material events as we execute our strategic growth-through-acquisition strategy. The reports filed with the SEC shall be incorporated into this prospectus by reference to such reports.

Recent Developments

We commenced the execution of our growth-through-acquisition strategy on July 2, 2004 when we acquired substantially all of the business and operating assets of DataVox Technologies, Inc. DataVox, based in New York City, is a Cisco AVVID (Architecture for Voice, Video and Integrated Data) authorized partner, offering advanced technology solutions, including IP telephony, security, storage, networking and wireless technologies solutions, as well as network facilities engineering and data center technology consulting and services. The consideration we paid to acquire the business and operating assets of DataVox included the issuance of 753,012 shares of our common stock.

We continued executing on our growth-through-acquisition strategy on September 17, 2004 when we acquired substantially all of the business and operating assets of Network Catalyst, Inc. Network Catalyst provides advanced technology solutions in the VOIP (Voice Over Internet Protocol), infrastructure and security fields to clients located throughout the Southern California region. The consideration we paid to acquire the business and operating assets of Network Catalyst included cash payments totaling approximately $4.37 million and the issuance of 500,000 shares of our common stock. A portion of such cash payments and shares have been placed into escrow. We also agreed to pay the seller an additional $960,000 and issue up to a maximum of 111,627 shares of our common stock if the acquired business generates at least $2 million in income, before interest, taxes, depreciation and amortization, during the twelve month period commencing on October 1, 2004.

Our Offices and Website

Our principal executive offices currently are located at 850 Canal Street, Stamford, Connecticut 06902. Our telephone number is (203) 975-3700. We maintain a web site at www.mtm.com. Information contained on our web site is not to be considered a part of, nor incorporated by reference in, this prospectus.

The Offering

Common stock being offered by us	None.
Common stock being offered by the selling securityholders	7,721,631 shares. These shares consist of:
• 3,255,814 shares issuable upon conversion of Series A-1 Preferred Stock held of record by Pequot;

•	2 million shares issuable upon conversion of Series A-2 Preferred Stock held of record by Pequot;
•	500,000 shares issuable upon exercise of warrants held of record by Pequot, which were issued in connection with the sale and issuance to Pequot of the Series A-1 Preferred Stock;
•	400,000 shares issuable upon exercise of warrants held of record by Pequot, which were issued in connection with the sale and issuance to Pequot of the Series A-2 Preferred Stock; and
•	1,565,817 shares held of record by two of our executive officers, Howard A. Pavony, currently our president, and Steven H. Rothman, currently our executive vice president.
Common stock outstanding as of the date of this prospectus	6,029,645 shares.

Common stock to be outstanding assuming conversion of all Series A-1 Preferred Stock and Series A-2 Preferred Stock and exercise of warrants currently held by Pequot and no other issuances of our common stock

12,185,459 shares.
Use of proceeds	We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. We will, however, receive the exercise price, if any, upon exercise of the warrants currently held by Pequot. We intend to use any proceeds from the exercise of the warrants for:
	•	possible future acquisitions; and
	•	general corporate purposes and working capital.

Other Pequot Registration Rights

We have agreed, pursuant to our May 21, 2004 Registration Rights Agreement with the selling securityholders, to register under the Securities Act all of the shares of our common stock issuable upon conversion of the Series A Preferred Stock, and upon exercise of the warrants, that Pequot has acquired and has a right to acquire under our January 29, 2004 Purchase Agreement with Pequot, as well as 1,565,817 shares of our common stock presently outstanding and held by two of the selling securityholders. The shares of our common stock underlying the Series A-1 Preferred Stock, Series A-2 Preferred Stock and warrants that Pequot acquired from us on May 21, and September 16, 2004, as well as 1,565,817 shares of our common stock presently outstanding and held by two of the selling securityholders, are being offered for sale pursuant to this prospectus. The shares of our common stock subject to our other registration obligations to Pequot consists of:

•	3,846,154 shares issuable upon conversion of Series A-3 Preferred Stock which Pequot has the right to acquire from us at any time on or prior to May 20, 2007; and
•	769,231 shares issuable upon exercise of warrants which Pequot would acquire in connection with Pequot’s acquisition of the Series A-3 Preferred Stock.

We also may issue additional shares of Series A Preferred Stock in lieu of cash dividends on the Series A Preferred Stock for the period between May 21, 2006 and May 20, 2008. Accrual of dividends on the Series A Preferred Stock will not commence until May 21, 2006. Upon issuance of such additional shares of Series A Preferred Stock, we would become obligated to register the shares of our common stock issuable upon conversion of the additional shares of Series A Preferred Stock.

Nasdaq SmallCap Market Symbol

Our common stock currently is traded on The Nasdaq SmallCap Market under the symbol “MTMC.”

RISK FACTORS

The shares being offered pursuant to this prospectus are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase any of the shares. Prior to making an investment decision, you should carefully read the other information in this prospectus and consider, along with other matters referred to or incorporated by reference in this prospectus, the following risk factors.

Risks Relating to Our Business

We have incurred losses in our last two fiscal years, and three of our last five fiscal years, and there is no assurance that we will become profitable.

We incurred a net loss of approximately $8,109,000 for our fiscal year ended March 31, 2004 and incurred a net loss of $1,211,000 for our fiscal year ended March 31, 2003. We incurred a net loss of $2,505,000 for our fiscal quarter ended June 30, 2004 and $836,000 for our fiscal quarter ended September 30, 2004. We also incurred a net loss for our fiscal year ended March 31, 2001. Our operating losses may increase as we:

•	develop, produce and distribute additional products and services;
•	de-emphasize other products and services;
•	implement our growth strategy, which will include incurring costs required to integrate and accelerate the growth of acquired companies;
•	maintain and enhance our brands;
•	continue to develop and upgrade our technology and information processing systems;
•	enhance our customer service;
•	respond to competitive developments;
•	attract, integrate, retain and motivate qualified personnel;
•	raise working capital to be able to compete effectively with well-funded competition; and
•	continue to develop our business.

No assurance can be given that we will ever return to profitability nor, if we return to profitability, that we would thereafter maintain profitability.

A failure to adapt to technological changes within our industry could have an adverse effect on our operating results.

Our success will depend on our ability to keep pace with technological developments of new products and services and our ability to fulfill increasingly sophisticated customer requirements. The computer products and IT service markets are characterized by rapidly changing technology and frequent introductions of new products, services and product and service enhancements. There can be no assurance that our current manufacturers, suppliers and technical employees will be able to provide the products, services and support necessary to remain competitive. In addition, there can be no assurance that we will be able to obtain resale authorizations from new manufacturers and from our current vendors for new products that gain market acceptance. If we were to incur delays in sourcing and developing new services and product and service enhancements, or delays in obtaining new products, such delays could have a material adverse effect on our operations and financial results.

We are subject to substantial competition which could adversely affect our operating results.

The markets in which we operate are highly competitive with respect to performance, quality and price. We directly compete with local, regional and national distributors and mail order providers of computer and IT products and services, including network integrators and corporate divisions of retail superstores. In addition, the computer and IT products and services industries have each experienced a significant amount of consolidation through mergers and acquisitions. In the future, we may face further competition from new market entrants and possible alliances between existing competitors. Further, certain computer superstores have expanded their marketing efforts to target segments of our customer base, which could have a material adverse impact on our operations and financial results. Some of our competitors have, or may have, greater financial, marketing and other resources than us. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing to customers, or devote greater resources to the promotion of their products and services. There can be no assurance that we will be able to compete successfully in the future with such competitors. We also compete with manufacturers, including those serving as our vendors, which market through direct sales forces and distributors. More aggressive competition by principal manufacturers of computer and IT products, such as offering a full range of services in addition to products, could have a material adverse effect on our operations and financial results.

If we are not able to successfully increase the portion of our revenues derived from our solutions offerings, our future results may be adversely affected.

Our transition from an emphasis on reselling IT products to an emphasis on providing IT solutions has placed significant demands on our managerial, administrative and operational resources. Our ability to manage this transition effectively is dependent upon our ability to:

•	develop cost effective IT solutions that will be accepted by our target client base;
•	develop and improve operational, financial and other internal systems;
•	continue the transition of our sales and business development capabilities to support the marketing of our solutions offerings; and
•	attract, train, retain, motivate, and manage our employees.

If we are unable to do so, our ability to effectively deliver and support our solutions offerings may be adversely affected. Developing and marketing IT solutions requires a greater up-front investment in resources and involves a longer sales cycle than selling IT products. There can be no assurance that we can transition our business to one primarily providing IT solutions or, if such transition does occur, that such transition will result in our financial success. If we successfully expand our IT solutions offerings, periods of variability in utilization of our employees and consultants may occur. In addition, we are likely to incur greater technical training costs while expanding and supporting our IT solutions services offerings.

Our inability to maintain high personnel utilization rates may adversely impact our profit potential.

The most significant cost relating to the services component of our solutions business is personnel expense, which consists of salaries, benefits and payroll related expenses. These costs are relatively fixed, while revenues may vary and are not solely within our control. Accordingly, the financial performance of the service portion of our solutions business primarily is based upon utilization rates. The future success of the services component of our business will depend in large part upon our ability to maintain high utilization rates. Our operating results would be negatively impacted by low utilization rates.

Our revenues and expenses are unpredictable and a decrease in revenues or increase in expenses could materially adversely affect our operating results.

Our operating results have been, and will continue to be, impacted by changes in technical personnel utilization rates. Further, there are numerous other factors, which are not within our control, that can contribute to fluctuations in our operating results, including the following:

•	capital spending budgets of our customers;
•	the timing, size and mix of product and service orders and deliveries;
•	the timing and size of new projects, including projects for new customers; and
•	changes in trends affecting outsourcing of IT services.

Our failure to successfully compete for IT professionals may affect our business operations.

The market for IT professional services is intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition not only to persist, but to increase. Competition may result in price reductions, reduced margins and loss of market share. The market for our goods and services is rapidly evolving and is subject to continuous technological change. As a result, our competitors may be better positioned to address these developments or may react more favorably to these changes. Existing or future competitors may develop or offer strategic IT services that provide significant technological, creative, performance, price or other advantages over the IT services offered by us.

Online security breaches could harm our business.

A significant barrier to online commerce and communications over the Internet is the secure transmission of confidential information over public networks. Our security measures on behalf of our clients may not be able to prevent all types of security breaches. Our failure to prevent security breaches could harm our business. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security measures could harm our reputation and, therefore, our business. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our or our clients’ operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

Difficulties in the collection of accounts receivable could result in reductions in our cash flows.

All of our sales are made on unsecured credit terms which may vary substantially between customers. Therefore, a default or delay in payment on a significant scale could materially adversely affect our business, results of operations and financial condition.

It also is difficult for us to ascertain future demand for our existing products and services and anticipated demand for newly introduced products and services. Consistent with industry practices, we may accept product returns or provide other credits, even when we are not legally required to do so. While we believe that we have established appropriate allowances for collection problems and anticipated returns based on historical experience and industry norms, actual returns and uncollectible receivables may exceed such allowances. Defective products also may result in higher customer support costs and product returns.

The failure to maintain our status as an authorized reseller/servicer of IT products could have a material adverse effect on our business and operations.

We are materially dependent on our continued status as an approved reseller of IT products and our continued authorization as an IT service provider. We would be unable to provide the range of products and services we currently offer, including warranty services, without such authorization. Our resale agreements with manufacturers generally are terminable by manufacturers on short notice. The loss of one or more of such authorizations could have a material adverse effect on our business and results of operations. In particular, we rely upon products manufactured by Dell Computer Corporation and Hewlett-Packard Company. Dell products accounted for approximately 23% of our product sales for our fiscal year ended March 31, 2004, 26% of our product sales for our fiscal year ended March 31, 2003 and 14% of our product sales for our fiscal year ended March 31, 2002. Hewlett-Packard products accounted for approximately 40% of our product sales for our fiscal year ended March 31, 2004, 42% of our product sales for our fiscal year ended March 31, 2003 and 49% of our product sales for our fiscal year ended March 31, 2002. The loss of our authorized reseller status with either of Dell or Hewlett-Packard could be expected to have a material adverse effect on our operating results.

The loss of the services of our principal executive officer could have a material adverse effect on us.

We are significantly dependent upon the continued availability of Francis J. Alfano, our chief executive officer. We have entered into an employment agreement with Mr. Alfano. This employment agreement contains non-competition provisions. The loss or unavailability to us of Mr. Alfano for an extended period of time could have a material adverse effect on our business operations and prospects. To the extent that his services would be unavailable to us for any reason, we would be required to procure other personnel to manage and operate our company. There can be no assurance that we will be able to locate or employ such qualified personnel on acceptable terms. At the present time, we do not have “key man” life insurance covering any of our principal executive officers.

We are dependent on our key personnel and our ability to recruit, train and retain IT solutions professionals who are in short supply.

Our current and planned operations will depend in large part on our ability to identify, hire, train and retain IT professionals and sales and senior management personnel who can provide the technical, strategic, creative, marketing and audience development skills required by our clients and for our financial success. There is a shortage of qualified personnel in these fields and we compete with other companies for this limited pool of IT professionals and sales and senior management personnel. There is no assurance that we will be able to attract, train, or retain such qualified personnel.

Further, additions of new and departures of existing personnel, particularly in key positions, can be disruptive, which also could have a material adverse effect upon us, the result of which could have a negative impact on our operations and financial results.

We expect to need to continue to hire, train and manage new employees to support future growth.

Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We may be unable to hire, train, retain and manage qualified personnel. If our new hires are not good employees, or if we are unsuccessful in training and integrating these new employees, our business may be harmed.

The success of our business plan depends on our ability to make additional acquisitions and our acquisition program entails significant risks.

We intend to pursue opportunities to expand our business through the acquisition of selected companies in targeted markets. The acquisition candidates we review can be large, and their acquisition by us could have a significant and lasting impact on our business. We cannot guarantee that:

•	we will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms; or
•	we will be able to obtain the financing necessary to complete all projected future acquisitions.

Acquisitions involve numerous risks, including:

•	adverse effects on our operating results;
•	an inability to integrate acquired businesses;
•	increased compensation expense associated with newly hired or acquired employees;
•	unanticipated liabilities and expenses;
•	costs associated with incomplete acquisitions;
•	expenses, delays and difficulties of integrating acquired companies into our existing organization;
•	dilution of the interest of existing shareholders if we issue our securities in making acquisitions or if we sell our securities in order to raise cash for acquisitions;
•	diversion of management’s attention;
•	expenses of amortizing the acquired companies’ intangible assets;
•	increases in our expenses in order to advertise and promote acquired companies; and
•	expenses of any undisclosed or potential legal liabilities of an acquired company.

In addition, we cannot guarantee that we will realize the benefits or strategic objectives we are seeking to obtain by acquiring any particular company and any acquired company could significantly under perform relative to our expectations. In particular, acquired companies often experience modest revenue declines immediately following the closing of their acquisition.

Because we have only recently initiated our acquisition program, we are currently facing all of these challenges and we have not proven our ability to overcome such challenges over the long term. As a result of all of the foregoing, our acquisition strategy could adversely affect our business.

The success of our business plan depends on the successful integration of acquisitions.

We recently acquired the business and operational assets of DataVox Technologies, Inc. and Network Catalyst, Inc. We intend to make additional acquisitions of businesses as part of our strategic growth strategy. Our future performance will depend in large part on our ability to integrate DataVox’s and Network Catalyst’s business, and any future acquired businesses, with our existing operations successfully and to do so profitably. To integrate acquired businesses, it is often necessary or desirable to accomplish one or more of the following:

•	consolidate their billing and accounting systems into our systems and implement financial and other control systems;
•	relocate the servers and other equipment of acquired companies to one of our facilities;
•	migrate the operations of acquired companies onto our technology platforms;
•	integrate the customer accounts of acquired companies into our customer service system;
•	integrate the service offerings of acquired companies into our service offerings; and
•	identify resellers and referral partners of the services of acquired companies and migrate them to our business partner program.

We may not be able to successfully integrate acquired businesses with existing operations without substantial costs, delays or other problems, if at all. As we integrate acquired businesses:

•	we may lose customers of acquired companies due to difficulties during the integration process;
•

we may not be able to bill customers of the acquired companies accurately due to potential deficiencies in the internal controls of the acquired companies, such as inadequate back-office systems of the acquired companies and potential difficulties in migrating records onto our own systems;

•	we may experience difficulty in collecting bills rendered by acquired companies due to inaccurate record keeping of the acquired companies;
•	key employees of the acquired companies whom we wish to retain may resign;
•	management’s attention and resources could be diverted from our ongoing business concerns;
•	we may not be able to integrate newly acquired technologies with our existing technologies; and
•	we may not be able to train, retain and motivate executives and employees of the acquired companies.

Because we intend to employ a strategy that includes a high level of acquisition activity, at any time there are likely to be one or more operating businesses that have not been integrated into our business.

Moreover, the anticipated benefits of any or all of these acquisitions may not be realized. Future acquisitions could result in the incurrence of debt and the incurrence of contingent liabilities and amortization expenses, each of which could have a material adverse effect on our operating results and financial position.

Our rapid growth and expansion may significantly strain our resources.

We expect to experience rapid growth, primarily due to acquisitions. This rapid growth is likely to place a significant strain on our operating and financial resources. Our future performance will partly depend on our ability to manage our growth effectively, which will require that we further develop our operating and financial system capabilities and controls. We have invested and intend to continue to invest, significant amounts in billing, accounts receivable, customer service and financial systems.

Because we employ a strategy that includes a high level of acquisition activity, at any time there are likely to be one or more operating businesses that have not been integrated into our core systems and continue to produce financial and other information from their existing systems. As a result, our ability to record, process, summarize and report financial data could be adversely affected.

We may need additional funds to execute our planned acquisition program which, if available, could result in an increase in our interest expense or dilution of your shareholdings. If these funds are not available, our business could be adversely affected.

Our expected cash flows from operations is likely to be insufficient to fund our acquisition and internal growth programs. We expect to fund our acquisition program principally from the proceeds of stock sales, sales of convertible notes and from other external sources, including sales of Series A Preferred Stock to Pequot. As a result, we may need to raise additional funds to conduct our growth programs.

We may raise funds through public or private debt or equity financing. If funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, such securities could have rights, preferences and privileges senior to those of the holders of our common stock and the terms of such debt could impose restrictions on our operations. If additional funds become necessary, additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may not be able to continue to fund our growth or to continue our acquisition program.

System failures could harm our business.

We have experienced system failures from time to time. In addition to placing increased burdens on our engineering staff, these outages could create a flood of user questions and complaints that must be responded to by our customer support personnel. Any unscheduled interruption in our systems could result in an immediate loss of revenues that can be substantial and may cause some users to switch to our competitors. If we experience frequent or persistent system failures, our reputation and brand could be permanently harmed. We are currently taking steps to increase the reliability and redundancy of our systems. These steps are expensive and may not be successful in reducing the frequency or duration of unscheduled downtime. Substantially all of our computer hardware for operating our web site and service centers currently is located at our Valley Cottage, New York facilities and at the offices of one of our clients in Edison, New Jersey. Despite any precautions we may take, our systems and operations may be vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Although we have fully redundant systems, we do not have, at this time, a formal disaster recovery plan or alternative providers of hosting services, and we do not carry business interruption insurance to compensate us for losses that may occur. Any damage to, or failure of, our systems could result in interruptions in our service centers. Interruptions could reduce our revenues, and our future revenues will be harmed if our customers believe that our systems are unreliable.

We may enter into fixed-price contracts which involve financial risks.

Certain of our contracts are on a fixed-price basis, rather than on a time and materials basis. We assume greater financial risk on fixed-price contracts than on time and materials engagements. We have limited experience in estimating costs for our engagements, particularly for larger projects. We may have to commit unanticipated resources to complete some of our fixed-price projects, resulting in lower gross margins on such contracts. In addition, we may assume the fixed-price contracts of the companies we acquire. If we or our acquired businesses fail to estimate accurately the resources and time required for an engagement, to manage client expectations effectively or to complete fixed-price engagements within budget, on time and to our clients’ satisfaction, we could be exposed to cost overruns, potentially leading to losses on fixed-price projects.

In addition, we recognize revenues from fixed-fee contracts based on our estimate of the percentage of each project completed in a reporting period. To the extent our estimates are inaccurate, the revenues and operating profits, if any, that we report for periods during which we are working on a project may not accurately reflect the final results of the project and we would be required to make adjustments to such estimates in a subsequent period.

We generally do not expect to have long-term contracts and the need to establish relationships with new clients creates an uncertain revenue stream.

Our customers generally retain us on a project by project basis, rather than under long-term contracts, although our support services may be rendered under one-year or other long-term service contracts. As a result, a client may or may not engage us for further services once a project is completed. We expect that establishment and development of relationships with additional companies and other corporate users of information technology will be an important component of our business operations. The absence of long-term contracts and the need for new clients create an uncertain revenue stream. A client which accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. There is no assurance that we will be able to add new clients or to secure new engagements with existing clients. In addition, some of our existing clients may unilaterally reduce the scope of, or terminate, existing projects.

Unauthorized break-ins to our systems could harm our business.

Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete user transactions. In addition, unauthorized persons may improperly access our data. We may experience an unauthorized break-in by a “hacker” who could cause damage to or change our system or take confidential information. Any actions like these could harm us. Actions like these may be very expensive to remedy and could damage our reputation.

We are impacted by the New York Tri-State and Southern California regional economies.

Most of our clients are located in the New York Tri-State metropolitan and Southern California areas. Any negative economic conditions affecting these regions could have an adverse effect on the financial condition of our clients located there, which, in turn, could adversely impact our business and future growth.

We may be subject to legal liability to our clients.

Many of our engagements will involve the development and implementation of IT solutions that are important to our clients’ businesses. Our failure or inability to meet a client’s expectations in the performance of services could injure our business reputation or result in a claim for substantial damages against us regardless of our responsibility for such failure. In addition, the services we provide may involve confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim against us for substantial damages. Our contractual provisions attempting to limit such damages may not be enforceable in all instances or may otherwise fail to protect us from liability for damages.

Our ability to protect our intellectual property rights is questionable and, if we are unable to protect such rights, our financial condition could be materially adversely affected.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. However, we cannot assure you that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We also are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement. Our inability or failure to establish rights or to protect our rights may have a material adverse effect on our business, results of operations, and financial condition.

Our growth will depend on our ability to continue to develop our brands.

We believe that strengthening our brands will be critical to achieving widespread acceptance of our products and services. Promoting and positioning our brands will depend largely on the success of our marketing efforts and our ability to provide high quality products and services. In order to promote our brands, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among our customers. Brand promotion activities may not yield increased revenues and, even if they do, any increased revenues may not offset the expenses we incur in building our brands. If we fail to promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, our business would be harmed.

Our dependence on third party licenses could have adverse affects.

We rely on certain software, technology and content that we license or have licensed from third parties, including software, technology and content that is integrated with internally developed software and used in our products to perform key functions. These third-party licenses may not continue to be available to us on commercially reasonable terms. Also, the licensed software, technology and content may not be appropriately supported, maintained or enhanced by the licensors such that the license would not continue to provide the necessary commercial benefits to us. In addition, we may not be able to license additional software, technology and content on terms advantageous to us. The loss of or inability to obtain or replace licenses to, or inability to support, maintain and enhance, any of such licensed software, could result in increased costs, including the expense of internally developing the required software, technology and/or content, as well as delays or reductions in product shipments.

We are dependent upon our vendor relationships and any adverse change in these relations could have a negative impact on us.

Our current and future success depends, in part, on our relationships with leading hardware and software vendors and distributors. Without these relationships, we would be unable to provide our current range of products and services. We may not be able to maintain or attract new relationships with the computer hardware and software vendors that we believe are necessary for our business. Since we utilize vendor relationships as a marketing tool, any negative change in these relationships could adversely affect our sales.

In general, our agreements with vendors include termination provisions, some of which are immediate. We cannot assure you that vendors will continue to authorize us as an authorized reseller. In addition, we cannot assure you that vendors which introduce new products will authorize us as an approved reseller for such new products.

Significant product supply shortages have resulted from time to time because manufactures have been unable to produce sufficient quantities of certain products to meet demand. We anticipate experiencing some difficulty in obtaining an adequate supply of products from major vendors from time to time. Difficulties in obtaining product may result in delays in completing sales.

The loss of any vendor relationship, product line, or product shortage could reduce the supply and increase costs of products sold by us and adversely impact our competitive position.

We are subject to pricing pressures which could result in lower sales revenues and gross profits.

We believe our prices and delivery terms are competitive. However, certain competitors may offer more aggressive pricing to customers. We have experienced, and expect to continue to experience pricing pressure, on our products and services due to competitive factors, including industry consolidation and the efforts of manufacturers to sell products directly to end users, including our current and potential customers. In addition, the general weakness in the U.S. economy has, we believe, impacted our operating results. In an attempt to stimulate sales to existing and new customers, we believe, pricing pressures may increase in the future. Decreasing prices for our products and services would require us to sell a greater number of products and services to achieve the same level of net sales and gross profit.

Our use of net operating loss carryforwards is limited.

We estimate our consolidated net operating loss tax carryforwards to be approximately $9.6 million at March 31, 2004, which expire in various years through 2024, and our general business tax credit carryover to be approximately $190,000, which expires in various years through 2023. These carryforwards are subject to certain limitations. Under the Internal Revenue Code, changes in the ownership or the business of a corporation that has net operating loss carryforwards can result in the inability to use or the imposition of significant restrictions on the use of such net operating loss carryforwards to offset future income and tax liability of such corporation. An “ownership change” may be deemed to have occurred under the Internal Revenue Code and the regulations thereunder with respect to us and our use of these net operating loss carryforwards will be limited. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards.

Seasonality is expected to cause fluctuations in our revenues and operating results.

The markets in which we operate are characterized by significant seasonal swings in demand, which typically peak in the fourth quarter of each calendar year, our third fiscal quarter. We expect our net sales and operating results to reflect this seasonality.

We have and may continue to have fluctuations in our quarterly operating results.

Our quarterly operating results have and, in the future, may fluctuate significantly, depending on a variety of factors, many of which are outside of our control. Factors that may affect our quarterly results include:

•	the demand for our products and services;
•	the size, timing and timely fulfilment of orders for our products and services;
•	the level of product, price and service competition;
•	changes in average selling prices and product mix, which could also affect our profit margins;
•	changes in our sales incentive strategy, as well as sales personnel changes;
•	the mix of direct and indirect sales, product returns and rebates;
•	federal, state or local government regulation;
•	our ability to upgrade and develop our systems and infrastructure to accommodate growth;
•	our success in integrating the operations of acquired companies into one unified operation;
•	our ability to attract and retain qualified personnel;
•	consumer trends;
•	the success of our brand building and marketing campaigns; and
•	general economic conditions and economic conditions specific to the Internet and e-commerce industries.

Our operating expenses and capital expenditures are expected to be based in large part on our expectations of future revenues and the expected costs associated with growing our new e-commerce business and acquired companies. Therefore, if revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by an unanticipated decline in revenue for a particular quarter because a relatively small amount of our expenses will vary with our revenue in the short term. As a result, we believe that period-to-period comparisons of our results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter our operating results will be below expectations.

Risks Involving Our Common Stock and Corporate Governance

Pequot could be deemed our controlling shareholder and Pequot’s interests may not be the same as our other shareholders.

Pequot currently holds approximately 46.6% of the voting power of our outstanding securities. This voting power would increase to 64.1% if Pequot would purchase all of the Series A-3 Preferred Stock and warrants that Pequot is entitled to acquire and exercises all of its warrants, including the warrants Pequot acquired in connection with its purchase of Series A-1 Preferred Stock and Series A-2 Preferred Stock. Pequot also may receive additional voting power if we were to elect to pay dividends on outstanding Series A Preferred Stock in the form of additional shares of Series A Preferred Stock. Pequot’s acquisition of more than 50% of the outstanding voting power of our shareholders would allow Pequot to approve almost any transaction requiring a minimum majority vote without a meeting or prior notice to our other shareholders. These transactions could include mergers, consolidations, dissolution or sales of assets. These transaction could benefit Pequot at the expense of our other shareholders or benefit Pequot disproportionately when compared to our other shareholders.

Limited directors’ liability could prevent our shareholders from holding our directors responsible for a lack of care.

Our certificate of incorporation provides that our directors will not be held liable to us or our shareholders for monetary damages upon breach of a director’s fiduciary duty, except to the extent otherwise required by law.

There is significant volatility in our stock prices.

The market for our common stock is highly volatile. The trading price of our common stock could widely fluctuate in response to, among other things:

•	quarterly variations in our operating and financial results;
•	announcements of technological innovations or new products by us, our vendors or our competitors;
•	changes in prices of our or our competitors’ products and services;
•	changes in the product and service mix of our sales;
•	changes in our revenue and revenue growth rates as a whole or for individual geographic areas, business units, products, services or product and sales categories;
•	unscheduled system interruptions;
•	our ability to timely develop, introduce and market new services, as well as enhanced versions of our current services;
•	additions or departures of key personnel;
•	changes in financial estimates by securities analysts;
•	conditions or trends in the Internet and online commerce industries;
•	changes in the market valuations of other IT product and service companies;
•	developments in IT and Internet regulations;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	sales of our common stock or other securities in the open market; and
•	other events or factors that may be beyond our control.

Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we conduct our business or relating to us or our competitors could result in an immediate and adverse effect on the market price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many IT service and Internet companies which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our acquisition strategy may result in dilution to our shareholders.

Our business strategy calls for strategic acquisitions of other businesses, technologies and services. In connection with our recent acquisitions of DataVox and Network Catalyst among other consideration, we issued an aggregate 1,253,012 shares of our common stock. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current shareholders. Such stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our shareholders at the time(s) of these stock issuances and financings.

We have no history of paying dividends.

We have never paid any cash dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future. In addition, our ability to pay dividends to the holders of our common stock is limited under our certificate of incorporation.

We may issue substantial amounts of additional shares of our common stock without shareholder approval, which could dilute the equity interests of our shareholders.

We have outstanding an aggregate of 6,029,645 shares of our common stock and Series A-1 Preferred Stock and Series A-2 Preferred Stock convertible into an aggregate 5,255,814 shares of our common stock, as of the date of this prospectus. Pequot has the right to acquire Series A-3 Preferred Stock convertible into an aggregate of 3,846,154 shares of our common stock. Pequot currently holds warrants to purchase 900,000 shares of our common stock and will receive warrants to purchase an additional 769,231 shares, if Pequot purchases all of the Series A-3 Preferred Stock that Pequot has the right to acquire. We also have an additional 10,898,032 shares of serial preferred stock authorized but unissued, all of which shares are not reserved for specific purposes, other than pursuant to the anti-dilution provisions of the Series A Preferred Stock or for issuance in lieu of cash dividends on the Series A Preferred Stock, and an additional (a) 3,261,334 shares of our common stock issuable upon the exercise of stock options granted or available for grant under our various stock plans and (b) aggregate of approximately 90,000 shares of our common stock issuable upon exercise of other stock options or warrants previously granted and outstanding, all as of the date of this prospectus. All of such shares may be issued without any action or approval by our shareholders, except as may be limited under Nasdaq Marketplace Rules. Any shares issued by us in the future would further dilute the percentage ownership held by our shareholders.

Substantial sales of our common stock could adversely affect the market price of our common stock.

Sales of a substantial number of shares of our common stock could adversely affect the market price of our common stock by introducing a large number of sellers to the market. This could cause the market price of our common stock to decline.

If Pequot were to purchase all of the Series A Preferred Stock and warrants which Pequot is entitled to acquire and thereafter convert its Series A Preferred Stock and exercise its warrants, we would have outstanding 16,800,844 shares of our common stock, and we will have reserved approximately 3,351,334 shares of our common stock for issuance under our various stock plans and under other outstanding options and warrants, assuming there are no issuances of additional shares of our common stock nor grants of warrants and options to purchase shares of our common stock after the date of this prospectus. In addition, we anticipate issuing our securities as part of the execution of our strategic growth strategy. We cannot predict if future sales of our common stock or the availability of our common stock for sale will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus, and the documents incorporated by reference into this prospectus, include “forward-looking statements” within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Forward-looking statements made in this prospectus, and the documents incorporated by reference into this prospectus, generally are based on our best estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “should,” “project,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” “potential,” “opportunity” or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions. Potential risks and uncertainties include, among other things, such factors as:

•	the market acceptance, revenues and profitability of our current and future products and services;
•	our ability to acquire additional companies and ability to successfully integrate such acquirees, if any, into our operations;
•	general economic conditions in the United States and elsewhere, as well as the economic conditions affecting the industries in which we operate;
•	the competitive environments within the industries in which we operate;
•	our ability to raise additional capital, if and as needed;
•	the cost-effectiveness of our product and service development activities;
•	the extent that our sales network and marketing programs achieve satisfactory response rates;
•	political and regulatory matters affecting the industries in which we operate; and
•

the other risks detailed in this prospectus, including those set forth in the section entitled “Risk Factors,” and the documents incorporated by reference into this prospectus, and, from time to time, in our other filings with the Securities and Exchange Commission.

Readers are urged to carefully review and consider the various disclosures made by us in this prospectus, and the documents incorporated by reference into this prospectus, and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this prospectus speak only as of the date hereof and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

USE OF PROCEEDS

The proceeds from the sale of the shares of our common stock being offered by the selling securityholders pursuant to this prospectus will belong to the selling securityholders. We will not receive any of the proceeds from the sale of such shares, except with respect to the exercise price of the warrants held by or subject to acquisition by Pequot. We will utilize any proceeds from the exercise of such warrants for:

•	payment of cash consideration in connection with future acquisitions as part of our strategic growth strategy; and
•	general corporate and working capital purposes.

We will have complete discretion over how we may use the proceeds from any exercise of the warrants. We cannot assure investors that our use of the net proceeds will not vary substantially due to unforeseen factors. If we do not complete an acquisition, the proceeds from the exercise of the warrants that otherwise would have been used to complete that acquisition will be applied to other possible acquisitions or general corporate purposes and working capital. We have no definitive agreements or plans to acquire any other company or business, except as otherwise set forth in this prospectus or in the documents we incorporate by reference into this prospectus.

Our strategic growth plans set forth in this prospectus and in the documents we incorporate by reference into this prospectus represent our current plans for the development and expansion of our business. We reserve the right, when and if the opportunity arises, to acquire other businesses, products and technologies for the purpose of expanding our business, as described in this prospectus and in the documents we incorporate by reference into this prospectus. If such a business opportunity arises, we may use a portion of our working capital for that purpose.

Pending use of the proceeds from any exercise of the warrants, we may invest all or a portion of such proceeds in marketable securities, equity securities of other companies, short-term, interest-bearing securities, U.S. Government securities, money market investments and short-term, interest-bearing deposits in banks.

DIVIDEND POLICY

We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all earnings for use in connection with the further development of our business and for general corporate purposes. Our board of directors will have the sole discretion in determining whether to declare and pay dividends in the future. The declaration of dividends will depend on our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. In addition, provisions contained in our certificate of incorporation governing the terms of our Series A Preferred Stock, as well as our financing agreement with Textron Financial Corporation, place restrictions on our ability to declare or make any cash dividends on our common stock. In addition, our ability to pay cash dividends on our common stock in the future could be further limited or prohibited by the terms of future financing agreements that we may enter into or by the terms of any preferred stock that we may authorize and issue.

SELLING SECURITYHOLDERS

An aggregate of 7,721,631 shares of our common stock may be offered for sale and sold pursuant to this prospectus by the selling securityholders. These shares consist of:

•	1,565,817 currently outstanding shares;
•	3,255,814 shares issuable upon conversion of outstanding Series A-1 Preferred Stock;
•	2 million shares issuable upon conversion of outstanding Series A-2 Preferred Stock; and
•	900,000 shares issuable upon conversion of outstanding warrants.

These shares are to be offered by and for the respective accounts of the selling securityholders and any pledgees, donees, assignees and transferees or successors-in-interest of the respective selling securityholders. We have agreed to register all of such securities under the Securities Act and to pay all of the expenses in connection with such registration and sale of the shares (other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the selling securityholders).

The following table and notes to the table sets forth, with respect to each selling securityholder:

•	the name of the selling securityholder and any material relationship the selling securityholder has had with us over the past three years;
•	the number of shares of our common stock beneficially owned by the selling securityholder as of the date of this prospectus;
•	the number of shares of our common stock being offered for sale by the selling securityholder pursuant to this prospectus; and
•

the number of shares of our common stock and percentage that will be beneficially owned by the selling securityholder assuming the selling securityholder disposes of all of the shares being offered pursuant to this prospectus.

	Beneficial Ownership Prior to Sale of the Shares		Number of Shares Being Offered for Sale		Beneficial Ownership After the Sale of the Shares

Name and Material Relationships					Number		Percentage

Pequot Private Equity Fund III, L.P. (1) (2)	9,440,408	(3)	5,395,258	(4)	4,045,150	(5)	24.9
Pequot Offshore Private Equity Partners III, L.P. (1) (2)	1,330,791	(6)	760,556	(7)	570,235	(8)	4.5
Steven H. Rothman (9)	919,361	(10)	785,361		134,000	(10)	1.1
Howard A. Pavony (11)	914,456	(12)	780,456		134,000	(12)	1.1

______________
(1)

According to a Schedule 13D/A filed with the SEC on September 23, 2004, Pequot Capital Management, Inc. is the investment advisor/manager for both the Pequot Fund and Pequot Partners and exercises sole investment discretion over the Pequot Fund and Pequot Partners. Gerald A. Poch, the chairman of our board of directors since May 21, 2004, Richard R. Heitzmann, one of our directors since May 21, 2004, and Amish Jani, another of our directors since May 21, 2004, are each employees of Pequot Capital Management, Inc.

(2)

A change in control of our company may be deemed to have occurred effective May 21, 2004. This change in control was the result of our consummation of the sale of 3,255,814 shares of our Series A-1 Preferred Stock and warrants to purchase 500,000 shares of our common stock to Pequot pursuant to a Purchase Agreement, dated January 29, 2004, among Pequot and our company. The consideration tendered for the Series A-1 Preferred Stock and warrants was $7 million. Pequot completed a second $5.5 million investment in our company on September 16, 2004 through the purchase of 2 million shares of our Series A-2 Preferred Stock and 400,000 warrants. The consideration tendered for the Series A-2 Preferred Stock and Warrants was $5.5 million. Pequot has the right, but not the obligation, to purchase an additional $12.5 million of Series A-3 Preferred Stock and warrants under the Pequot purchase agreement at any time, and from time to time, through May 20, 2007. Pequot also may receive additional shares of Series A Preferred Stock, if we elect to pay dividends on the outstanding Series A Preferred Stock in the form of such additional Series A Preferred Stock in lieu of paying cash dividends for the first two years in which dividends are payable.

We entered into other agreements on May 21, 2004, as conditions to consummating the sale of the Series A-1 Preferred Stock. Certain of these additional agreements were entered into with Pequot, Howard A. Pavony, our chief executive officer and president prior to May 21, 2004, and Steven H. Rothman, our chairman of the board and chief financial officer prior to May 21, 2004. Mr. Pavony remains our president and a director of our company and served as our chief operating officer from May through September 2004. Mr. Rothman was appointed executive vice president on May 21, 2004 and remains a director of our company. These additional agreements are a shareholders’ agreement and separate employment agreements for Messrs. Pavony and Rothman. These additional agreements call for our payments to Messrs. Pavony and Rothman of a total of $1.5 million, or $750,000 each, exclusive of any salaries or bonuses to which they will be entitled to receive under their respective employment agreements. These payments are composed of:

•

$300,000 payable to each of the two executive officers as signing bonuses for entering into the new employment agreements and termination of their current agreements pursuant to which Messrs. Pavony and Rothman will cancel rights to receive certain “golden parachute” payments upon a change in the control of our company, of which $100,000 has been paid to each of the executive officers and $200,000 will be paid to each of the two executive officers over the next two years;

•

$300,000 paid to each of the two executive officers as consideration for agreeing to certain non-competition prohibitions which would potentially limit the executives’ future employment opportunities and compensation; and

•

$150,000 paid to each of the two executive officers as consideration for agreeing to restrictions on their voting rights and disposition of their respective equity interests in our company, that involve requirements concerning the election of directors, and Messrs. Pavony and Rothman’s granting of proxies with respect to such elections, limitations on the number of securities that may be sold by each of the executive officers during specified time periods, and their granting to Pequot of rights of first refusal and co-sale rights.

The shareholders’ agreement provides that Pequot and the two executive officers will vote, or cause to be voted, all of their securities of our company that they own or over which they have voting control so that the number of directors constituting our board of directors will be eleven, consisting of:

•	our chief executive officer, Francis J. Alfano;
•	three directors selected by Pequot and its assignees;
•	Mr. Pavony;
•	Mr. Rothman;
•

three “independent” directors (within the meaning of independent as set forth in the Marketplace Rules of The Nasdaq Stock Market or the regulations of the stock exchange upon which our common stock is listed), initially selected by our board of directors immediately prior to the sale of the Series A-1 Preferred Stock and warrants and, with respect to each subsequent election of directors, to be selected by the corporate governance and nominating committee of our board of directors, each of whom shall not be affiliates of Pequot;

•	two independent directors to be selected by the chief executive officer and reasonably acceptable to both Pequot and our then current board of directors.

The voting obligations of Pequot and Messrs. Pavony and Rothman under the shareholders’ agreement are subject to the following limitations:

•

Pequot shall be obligated to vote their shares to elect Messrs. Pavony and Rothman to our board of directors only as follows: (a) for a period of two years following the issuance and sale of the Series A-1 Preferred Stock, Pequot will vote their shares to elect both Messrs. Pavony and Rothman, provided that such person has not terminated his employment, other than for “good reason,” nor been terminated for “cause;” (b) for the period from the second to third anniversaries of the issuance and sale of the Series A-1 Preferred Stock, Pequot will vote its shares to elect either of Messrs. Pavony or Rothman as determined by our then current board of directors, provided that the designated person has not terminated his employment, other than for good reason, nor been terminated for cause, with the person not so elected being granted observer rights for the period, provided that such person has not terminated his employment, other than for good reason, nor been terminated for cause;

•

if Pequot owns less than 75% of the Series A Preferred Stock and/or shares of our common stock issued upon conversion of such Series A Preferred Stock but at least 33-1/3% of such stock, Messrs. Pavony and Rothman are only obligated to vote for two Pequot designees; and, if Pequot owns less than 33-1/3% of such stock, Messrs. Pavony and Rothman are only obligated to vote for one Pequot designee;

•

neither Mr. Pavony nor Mr. Rothman shall be obligated to vote their shares (a) to elect directors selected by Pequot if (i) Pequot owns less than 10% of the Series A Purchased Stock originally issued and sold pursuant to the Pequot purchase agreement and (ii) any other shareholders that are introduced to us by Pequot own less than 10% of the securities originally acquired by such shareholders or (b) if either or both of Messrs. Pavony and Rothman individually own less than 10% of the securities owned by such shareholder on the date of the issuance and sale of the Series A-1 Preferred Stock;

•	that one of the five independent directors will be the “financial expert” required to be a member of our audit committee in accordance with the Sarbanes-Oxley Act; and
•	to the extent necessary to comply with applicable laws, regulations and listing standards, that directors selected by Pequot will qualify as independent directors.

The shareholders’ agreement also limits the number of shares of our common stock that each of Messrs. Pavony and Rothman can dispose of during specified periods and grants Pequot rights of first refusal and co-sale rights with respect to any shares of our common stock that each of Messrs. Pavony and Rothman may desire to dispose of during specified periods.

To the greatest extent permitted by applicable law and stock exchange rules, at least one of the directors designated by Pequot will be entitled to be a member of any committee formed by the board of directors, including our audit, compensation, nominating and corporate governance committees.

Immediately following the issuance and sale of the Series A-1 Preferred Stock, our board of directors was constituted in accordance with the shareholders’ agreement, consisting of Francis J. Alfano, who became our chief executive officer immediately upon the issuance and sale of the Series A-1 Preferred Stock; Messrs. Pavony and Rothman; our independent directors prior to the sale of the Series A-1 Preferred Stock, William Learner, Alvin Nashman and Arnold Wasserman; the three directors designated by Pequot, Gerald A. Poch, a managing director of Pequot Capital Management, Inc., a managing general partner of Pequot Fund and a managing general partner of Pequot Partners, Richard R. Heitzmann, a senior vice president of Pequot Capital Management, Inc., and Amish Jani, a vice president of Pequot Capital Management, Inc. Mr. Alfano has yet to name the two independent directors he is entitled to designate for election to our board, subject to acceptance by Pequot and our board of directors immediately prior to the sale of the Series A-1 Preferred Stock.

We have agreed, pursuant to our May 21, 2004 Registration Rights Agreement with the selling securityholders, to register under the Securities Act all of the shares of our common stock issuable upon conversion of the Series A Preferred Stock, and upon exercise of the warrants, that Pequot has acquired and has a right to acquire under our January 29, 2004 Purchase Agreement with Pequot, as well as 1,565,817 shares of our common stock presently outstanding and held by two of the selling securityholders. The shares of our common stock underlying the Series A-1 Preferred Stock, Series A-2 Preferred Stock and warrants that Pequot acquired from us on May 21, and September 16, 2004, as well as 1,565,817 shares of our common stock presently outstanding and held by two of the Selling Securityholders, are being offered for sale pursuant to this prospectus.

We entered into a letter agreement with Pequot on August 30, 2004, concerning our, among other matters, obligations to register the shares of our common stock underlying the Series A-3 Preferred Stock and warrants to be sold with the Series A-3 Preferred Stock. Under this letter agreement, we have agreed to register these underlying shares within specified periods following the issuance of any such Series A-3 Preferred Stock and warrants. We anticipate that each of such periods will not exceed 150 days from the date of issuance, if any, of the subject Series A-3 Preferred Stock and warrants.

(3)

Represents (a) 2,853,555 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned of record by the Pequot Fund, (b) 1,752,898 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned of record by the Pequot Fund, (c) 3,370,958 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock which the Pequot Fund has the right to purchase from us at any time on or prior to May 20, 2007, (d) 788,805 shares of our common stock issuable upon exercise of the warrants held of record by the Pequot Fund, and (e) 674,192 shares of our common stock issuable upon exercise of the warrants that the Pequot Fund shall acquire in connection with its purchase of 3,370,958 shares of Series A-3 Preferred Stock which the Pequot Fund has the right to purchase at any time on or prior to May 20, 2007. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the warrants which the Pequot Fund owns of record or has the right to acquire from us are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between May 21, 2006 and May 20, 2008. Accrual of dividends on the Series A Preferred Stock will not commence until May 21, 2006.

(4)

Represents (a) 2,853,555 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned of record by the Pequot Fund, (b) 1,752,898 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned on record by the Pequot Fund and (c) 788,805 shares of our common stock issuable upon exercise of the warrants held of record by the Pequot Fund. The numbers of shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock and Series A-2 Preferred Stock and exercise of the warrants which the Pequot Fund owns of record are subject to anti-dilution adjustment. Does not include any shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock that we may issue in lieu of cash dividends on the Series A-1 Preferred Stock for the period between May 21, 2006 and May 20, 2008. Accrual of dividends on the Series A-1 Preferred Stock and Series A-2 Preferred Stock will not commence until May 21, 2006.

(5)

Represents (a) 3,370,958 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock which the Pequot Fund has the right to purchase from us at any time on or prior to May 20, 2007 and (b) 674,192 shares of our common stock issuable upon exercise of the warrants that the Pequot Fund shall acquire in connection with its purchase of 3,370,958 shares of Series A-3 Preferred Stock which the Pequot Fund has the right to purchase at any time on or prior to May 20, 2007. The numbers of shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock and upon exercise of the warrants which the Pequot Fund has the right to acquire from us are subject to anti-dilution adjustment. Does not include any shares of Series A-3 Preferred Stock that we may issue in lieu of cash dividends on the Series A-3 Preferred Stock for the period between May 21, 2006 and May 20, 2008. Accrual of dividends on the Series A-3 Preferred Stock, if issued, will not commence until May 21, 2006.

(6)

Represents (a) 402,259 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned of record by Pequot Partners, (b) 247,102 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned of record by Pequot Partners, (c) 475,196 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock which Pequot Partners has the right to purchase from us at any time on or prior to May 20, 2007, (d) 111,195 shares of our common stock issuable upon exercise of the warrants held of record by Pequot Partners and (e) 95,039 shares of our common stock issuable upon exercise of the warrants that Pequot Partners shall acquire in connection with its purchase of 475,196 shares of Series A-3 Preferred Stock which Pequot Partners has the right to purchase at any time on or prior to May 20, 2007. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the warrants which Pequot Partners owns of record or has the right to acquire from us are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between May 21, 2006 and May 20, 2008. Accrual of dividends on the Series A Preferred Stock will not commence until May 21, 2006.

(7)

Represents (a) 402,259 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned of record by Pequot Partners, (b) 247,102 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned of record by Pequot Partners and (c) 111,195 shares of our common stock issuable upon exercise of the warrants held of record by Pequot Partners. The numbers of shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock and Series A-2 Preferred Stock and exercise of the warrants which Pequot Partners own of record are subject to anti-dilution adjustment. Does not include any shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock that we may issue in lieu of cash dividends on the Series A-1 Preferred Stock and Series A-2 Preferred Stock for the period between May 21, 2006 and May 20, 2008. Accrual of dividends on the Series A-1 Preferred Stock and Series A-2 Preferred Stock will not commence until May 21, 2006.

(8)

Represents (a) 475,196 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock which Pequot Partners has the right to purchase from us at any time on or prior to May 20, 2007 and (b) 95,039 shares of our common stock issuable upon exercise of the warrants that Pequot Partners shall acquire in connection with its purchase of 475,196 shares of Series A-3 Preferred Stock which Pequot Partners has the right to purchase at any time on or prior to May 20, 2007. The numbers of shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock and upon exercise of the warrants which Pequot Partners has the right to acquire from us are subject to anti-dilution adjustment. Does not include any shares of Series A-3 Preferred Stock that we may issue in lieu of cash dividends on the Series A-3 Preferred Stock for the period between May 21, 2006 and May 20, 2008. Accrual of dividends on the Series A-3 Preferred Stock, if issued, will not commence until May 21, 2006.

(9)

Mr. Rothman has served as our executive vice president since May 2004. He served as chairman of our board of directors from September 2002 to May 2004. From May 1986 to August 2002, he served as our president. Mr. Rothman served as our chief executive officer from September 1996 to August 2002 and as our co-chief executive officer from May 1986 to August 1996.

(10)

Includes 134,000 shares of our common stock issuable upon exercise of options granted to Mr. Rothman, which shares are exercisable within the 60 days following the date of this prospectus. Does not include 1,125 shares of our common stock held by Mr. Rothman’s spouse.

(11)

Mr. Pavony has served as our president since September 2002. He served as our chief operating officer from May through September 2004 and as our chief executive officer from September 2002 to May 2004. From September 1986 to August 2002, he served as chairman of our board of directors. From May 1986 to August 1986, Mr. Pavony served as our co-chief executive officer and vice president.

(12)	Includes 134,000 shares of our common stock issuable upon exercise of options granted to Mr. Pavony, which shares are exercisable within the 60 days following the date of this prospectus.

PLAN OF DISTRIBUTION

The shares of our common stock being offered for sale pursuant to this prospectus may be sold by the selling securityholders or by pledgees, donees, transferees or other successors in interest of the selling securityholders for their respective own accounts.

We will receive none of the proceeds from such shares, other than proceeds from the exercise of the warrants. The selling securityholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the shares.

The distribution of the shares by the selling securityholders is not subject to any underwriting agreement. The shares offered by the selling securityholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the selling securityholders may sell their shares covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgees, transferees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the transferees, pledgees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the selling securityholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares short and redeliver the shares to close out such short positions. The selling securityholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling securityholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Any broker-dealer that participates with the selling securityholders in the distribution of the shares being offered pursuant to this prospectus may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. To our knowledge, none of the selling securityholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any of the selling securityholders. If we are notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered pursuant to this prospectus, we will, if required, file a supplement to this prospectus. If the selling securityholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act.

Each selling securityholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling securityholders.

The 5,255,814 shares offered pursuant to this prospectus which are issuable upon the conversion of the Series A-1 Preferred Stock and Series A-2 Preferred Stock will be issued in accordance with the terms of the Series A Preferred Stock. Among other things, our certificate of incorporation provides that, upon surrender at our principal offices of the stock certificate evidencing shares of Series A Preferred Stock with the annexed form of conversion duly executed, the registered holder (or assigns) will be entitled to receive a certificate for the shares issuable upon such conversion.

The 900,000 shares offered pursuant to this prospectus which are issuable upon the exercise of the warrants to purchase such shares will be issued in accordance with the terms of such warrants. Among other things, each of such warrants provide that, upon surrender at our principal offices of the warrant certificate evidencing such warrant, with the annexed form of exercise duly executed, together with payment of the appropriate exercise price, the registered holder (or assigns) will be entitled to receive a certificate for the shares so purchased.

LEGAL MATTERS

The validity of our common stock being offered pursuant to this prospectus will be passed upon for us by Snow Becker Krauss P.C. Snow Becker Krauss P.C. and an investment entity owned by certain of the shareholders of Snow Becker Krauss P.C. own 14,000 shares of our common stock and hold an option to purchase an additional 30,000 shares of our common stock.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended March 31, 2004, have been incorporated by reference into this prospectus and in the registration statement to which this prospectus forms a part in reliance upon the report of Goldstein Golub Kessler LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

WHERE TO GET MORE INFORMATION

Registration Statement

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits to the registration statement, may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You should call 1-800-SEC-0330, for more information on the public reference room. The SEC also maintains a world wide web site at “http://www.sec.gov” that contains reports, proxy and information statements and other information regarding registrants, including us, which file electronically with the SEC. The registration statement, including all exhibits and amendments to the registration statement, is available on that website.

Other Information

Government Filings

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. As such, we file annual, quarterly and special reports, proxy statements and other documents with the SEC. These reports, proxy statements and other documents may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. You may also obtain copies of such material by mail from the public reference facilities of the SEC’s Washington, D.C. offices, at prescribed rates. Please call the SEC, at 1-800-SEC-0330, for further information on its public reference facilities. In addition, the SEC maintains a world wide web site that contains reports, proxy and information statements and other information regarding companies, including us, that file electronically with the SEC at the address “http://www.sec.gov.” Information contained on the SEC website is not part of this prospectus.

Nasdaq

Our common stock is listed on The Nasdaq SmallCap Market. Material filed by us can also be inspected and copied at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

MTM Technologies, Inc.

Most of our SEC filings also are available at our website at “http://www.mtm.com.” Information contained on our website is not part of this prospectus. We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Investor Relations Department
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902
Telephone number: (203) 975-3700

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain the information we file with the SEC, which means that:

•	incorporated documents are considered part of this prospectus;
•	we can disclose important information to you by referring you to those documents; and
•	certain information that we file after the date of this prospectus with the SEC will automatically update and supersede information contained in this prospectus and the registration statement.

We incorporate by reference the documents listed below. We also incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2004, filed with the SEC on June 29, 2004;
•	our Current Report on Form 8-K (Date of Report: May 21, 2004), filed with the SEC on June 7, 2004;
•	our Current Report on Form 8-K (Date of Report: June 18, 2004), filed with the SEC on June 22, 2004;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed with the SEC on August 13, 2004;
•	our Current Report on Form 8-K (Date of Report: August 5, 2004), filed with the SEC on August 13, 2004;
•	our Current Report on Form 8-K (Date of Report: September 16, 2004), filed with the SEC on September 22, 2004, as amended on Form 8-K/A, filed with the SEC on October 13, 2004;
•	our Current Report on Form 8-K (Date of Report: October 7, 2004), filed with the SEC on October 7, 2004; as amended on Form 8-K/A, filed with the SEC on November 5, 2004;
•	our Current Report on Form 8-K (Date of Report: November 15, 2004), filed with the SEC on November 15, 2004;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed with the SEC on November 15, 2004;
•	our Current Report on Form 8-K (Date of Report: November 19, 2004); filed with the SEC on November 26, 2004;
•	our Current Report on Form 8-K (Date of Report: December 1, 2004); filed with the SEC on December 2, 2004; and
•

the description of our common stock contained in the Registration Statement on Form 8-A we filed with the SEC in October 1993, including any amendment(s) or report(s) filed for the purpose of updating such description.